WOODBROOK GROUP HOLDINGS, INC.

CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

For the years ended as of
December 31, 2022 and 2023

Woodbrook Group Holdings, Inc.

Consolidated Financial Statements (Unaudited)

For the years ended as of December 31, 2022 and 2023

Index to Financial Statements

Woodbrook Group Holdings, Inc.

Consolidated Balance Sheet Statement

As of December 31, 2022 and 2023

ASSETS	2022	2023
Current Assets		
Cash at Banks	31,943	20,319
Accounts Receivables	2,889	4,452
Inventory	137,884	137,884
Total Current Assets	**172,716**	**162,655**
Non-Current Assets		
Properties	21,978,000	21,978,000
Equipment	2,616,270	2,616,270
Accumulated Depreciation	(17,760)	(36,597)
Total Non-Current Assets	**24,576,510**	**24,557,673**
TOTAL ASSETS	**24,749,226**	**24,720,328**
LIABILITIES AND EQUITY		
Liabilities		
Liabilities		
Accounts Payables	826,956	766,274
Auto Loan	339,600	339,600
Total Liabilities	**1,166,556**	**1,105,874**
Equity		
Common Shares	14	14
Preferred Shares	-	-
Additional Paid-In Capital	23,987,881	23,987,881
Retained Earnings	(405,225)	(373,441)
Total Equity	**23,582,670**	**23,614,454**
TOTAL LIABILITIES AND EQUITY	**24,749,226**	**24,720,328**

Woodbrook Group Holdings, Inc.

Consolidated Income Statement

For the years ended as of December 31, 2022 and 2023

	2022	**2023**
Total Revenues	**298,270**	**1,678,973**
Less: Operating Expenses		
Salaries and Wages	80,249	505,195
Professional Services	1,702	728,509
General and Administrative	148,132	67,612
Rooms Supplies	1,600	5,095
Fitness Supplies	739	2,606
Restaurant Supplies	-	391
Agencies Fees	3,833	39,533
Corporate Expenses	321,565	153,919
Insurance	140,076	58,365
Depreciation Expense	8,880	18,837
Interest Expense	-	60,562
Total Operating Expenses	**(708,363)**	**(1,647,189)**
Net Profit (Loss)	**(410,093)**	**31,784**

Woodbrook Group Holdings, Inc.

Consolidated Statement of Changes in Equity

For the years ended as of December 31, 2022 and 2023

	Common Shares	Preferred Shares	APIC	Retained Earnings	Equity Balance
Beginning Balance as of January 01, 2022	**14**	**-**	**23,987,881**	**4,868**	**23,992,763**
Stocks Issued During 2022	-	-	-	-	23,992,763
Net Profit for the year ended 2022	-	-	-	(410,093)	23,582,670
Equity Balance as of December 31, 2022	**14**	**-**	**23,987,881**	**(405,225)**	**23,582,670**
Stocks Issued During 2023	-	-	-	-	23,582,670
Net Profit for the year ended 2023	-	-	-	31,784	23,614,454
Equity Balance as of December 31, 2023	**14**	**-**	**23,987,881**	**(373,441)**	**23,614,454**

Woodbrook Group Holdings, Inc.

Consolidated Statement of Cash Flow

For the years ended as of December 31, 2022 and 2023

OPERATING ACTIVITIES	2022	2023
Net Income	(410,093)	31,784
Adjustments to Reconcile Net Income to Net Cash provided by operations:		
Depreciation Expense	8,880	18,837
Change Accounts Receivables	(2,889)	(1,563)
Change in Inventory	137,884	-
Change Accounts Payables	178,408	(60,682)
Net cash from Operating Activities	**(87,810)**	**(11,624)**
Net cash from Financing Activities	**-**	**-**
FINANCING ACTIVITIES		
Long Term Auto Loan	339,600	-
Additional Pain-In Capital	(246,790)	-
Net cash provided by Financing Activities	**92,810**	**-**
NET CASH INCREASE (DECREASE) FOR PERIOD	5,000	(11,624)
Cash at the beginning of the period	26,943	31,943
CASH AT END OF PERIOD	**31,943**	**20,319**

Woodbrook Group Holdings, Inc.

Notes to the Financial Statements:

As of December 31, 2023

1. DESCRIPTION OF THE BUSINESS

Woodbrook Group Holdings Inc. (the "Company") was incorporated as an Oklahoma Corporation. For multi-dwelling and single family residential and hospitality properties, the Company targets, acquires and manages hotel / resorts and casino properties and themed entertainment. The accuracy, repeatability and dependability of the holding company operations is believed to be the perfect structure for the company's growth and success in the hospitality sector.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

2.1. Basis of Presentation

The Company prepared the accompanying financial statements in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The financial statements include the operations, assets and liabilities of the Company. In the opinion of the Company's management, the accompanying financial statements contain all adjustments, consisting of normal recurring accruals, necessary to fairly present the accompanying financial statements.

2.2. Basis of Accounting

The accompanying consolidated financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States.

2.3. Use of Estimates

The preparation of consolidated financial statements in conformity with the U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Management evaluates the estimates and assumptions based on historical experience and believes those estimates and assumptions are reasonable based on the information available to them.

Woodbrook Group Holdings, Inc.

Notes to the Financial Statements (continued)

As of December 31, 2023

2.4.   Revenue Recognition

The Company recognizes revenue when persuasive evidence of an arrangement exists, control has been transferred, the fee is fixed or determinable, and collectability is reasonably assured. In instances where final acceptance of the product Is specified by the customer, revenue is deferred until all acceptance criteria have been met.

The Company applies the following five steps in order to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its arrangements:

- Identify the contract with a customer.
- Identify the performance obligations in the contract.
- Determine the transaction price.
- Allocate the transaction price to performance obligations in the contract, and
- Recognize revenue as the performance obligation is satisfied.

2.5. Income Taxes

In December 2019, the FASB issued ASU No. 2019-12, Income Taxes (Topic 740), which amends the existing guidance relating to the accounting for income taxes. ASU 2019-12 is intended to simplify the accounting for income taxes by removing certain exceptions to the general principles of accounting for income taxes and to improve the consistent application of GAAP for other areas of accounting for income taxes by clarifying and amending existing guidance. There are no Deferred tax assets and liabilities to be recognized for the current period.

2.6. Fair Value of Financial Instruments

Pursuant to the accounting guidance for fair value measurements and its subsequent updates, fair value is defined as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or liability. The accounting guidance establishes a three-tier fair value hierarchy that requires the Company to use observable market data, when available, and to minimize the use of unobservable inputs when determining fair value. A financial instrument's classification within the fair value hierarchy is based upon the lowest level of any input that

Woodbrook Group Holdings, Inc.

Notes to the Financial Statements (continued)

As of December 31, 2023

is significant to the fair value measurement. Three levels of inputs may be used to measure fair value:

Level 1—Quoted prices in active markets for identical assets or liabilities;

Level 2—Inputs other than the quoted prices in active markets, that are observable either directly or indirectly;

Level 3—Unobservable inputs based on the Company's own assumption.

3. CASH

The Company deposits its cash with financial institutions that the management believes are of high credit quality. The Company's cash consists primarily of cash deposited in U.S. dollar-denominated investment accounts

4. EQUITY

The company is authorized to issue 100,000,000 shares of Common Stock with par value $0.0001, any amount paid in excess of the par value for the acquisition of the shares is considered Additional Paid-In Capital, as of December 31, 2022 and 2023, the company has 140,530 shares issued and outstanding.